WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Changes in Stockholder’s Equity

Year ended December 31, 2016

(In thousands)

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholder's equity	Redeemable non-controlling interests
	Shares	Amount					
Balance at December 31, 2015	1,000	$ 1	252,843	346,224	(48,556)	550,512	—
Adoption of consolidation guidance on January 1, 2016 - redeemable noncontrolling interests in sponsored funds	—	—	—	—	—	—	12,677
Net income	—	—	—	97,607	—	97,607	(214)
Net redemption of noncontrolling interests in sponsored funds	—	—	—	—	—	—	(3,224)
Dividends to parent – cash	—	—	—	(65,000)	—	(65,000)	—
Tax impact of share-based payment arrangements	—	—	(5,606)	—	—	(5,606)	—
Other comprehensive income	—	—	—	—	6,960	6,960	
Balance at December 31, 2016	1,000	$ 1	247,237	378,831	(41,596)	584,473	9,239

See accompanying notes to consolidated financial statements.